SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2020

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

UFP Industries, Inc. Employees' Profit Sharing

and 401(k) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

UFP Industries, Inc.

2801 East Beltline NE

Grand Rapids, Michigan 49525-9736

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To Plan Participants and Members of the Profit Sharing and 401(k) Trustee Committee

UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan

Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter – Plan Merger

As discussed in Note 3 to the financial statements, the idX Corporation 401(k) Profit Sharing Plan and the Shawnlee Construction LLC 401(k) Plan merged into the Plan effective December 31, 2020 and 2019, respectively. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2009.

Grand Rapids, Michigan

June 9, 2021

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Investments, at fair value	$432,430,373	$345,502,073
Notes receivable from participants	13,130,797	11,874,083
Employer contribution receivable	3,295,288	2,984,859
Due from investment broker	-	798,565
Receivable from another qualified plan (Note 3)	30,446,257	14,458,097
Total Assets	$479,302,715	$375,617,677
Liabilities
Due to investment broker (equal to total liabilities)	(15,050)	-
Net assets available for benefits	$479,287,665	$375,617,677

See accompanying notes.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2020	2019
Additions
Investment income:
Dividend and interest income	$4,349,546	$4,537,670
Net appreciation in fair value of investments	59,515,477	85,964,373
Total investment income	63,865,023	90,502,043
Participant contributions	24,178,120	20,365,853
Rollover contributions	1,354,936	1,622,230
Employer contributions	7,059,874	6,352,550
Interest from notes receivable from participants	799,260	724,037
Total Additions	97,257,213	119,566,713
Deductions
Distributions to participants	(23,444,815)	(21,522,581)
Administrative expenses	(904,805)	(804,277)
Total Deductions	(24,349,620)	(22,326,858)
Net increase	72,907,593	97,239,855
Transfers in (Note 3)	881,993	4,411
Transfers out (Note 3)	(565,855)	-
Transfer from another qualified plan (Note 3)	30,446,257	14,458,097
Net assets available for benefits at beginning of year	375,617,677	263,915,314
Net assets available for benefits at end of year	$479,287,665	$375,617,677

See accompanying notes.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The following description of the UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

Effective January 1, 2020, the plan name was changed to UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan, formerly known as Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Plan.

Eligibility and Enrollment

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of UFP Industries, Inc. (Plan Sponsor) or other Participating Employers, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.  Eligible employees are those who are 18 years or older, have completed 60 days of employment and are hired to work more than 180 days.

Contributions

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferrals in 2020 and 2019, on the first 6% of each participant’s eligible compensation. Additional matching contributions were also provided to hourly participants for Plan Year 2020 and 2019. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to participants who had at least 1,000 hours of service during the plan year and are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.  No discretionary profit sharing contributions were made in 2020 or 2019.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The Plan was amended effective January 1, 2012 to be designated as an ESOP for those Participants with a portion of their account balance invested in the UFP Industries Inc. Stock Fund. This provision allows those Participants who are 100% vested the opportunity to elect to have the dividends on the employer stock fund paid to them in cash.

Participant Accounts

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on participant account balances, as defined in the Plan agreement.

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures are used to offset the Plan Sponsor’s matching contributions and for reasonable administrative expenses. During 2020 and 2019, forfeitures of approximately $905,000 and $596,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loans as outlined in the Plan Document. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2020) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 4.25% to 11.50% at December 31, 2020.

Payment of Benefits

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

CARES Act

On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law. The CARES Act allows retirement plans, among other things, to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings.

Effective May 5, 2020, the Plan Sponsor implemented the following provisions under Section 2202 of the CARES Act:

●	Qualified individuals may receive coronavirus-related distributions in an aggregate amount up to $100,000 from the participant’s account in the Plan.
●	Loan payments may be suspended at a participant’s request until December 31, 2020.
●	The maximum dollar amount for new loans taken between May 5 and September 23, 2020 for qualified Coronavirus relief was increased to the lessor of $100,000 or 50% of the participants vested account balance.
●	Required Minimum Distributions have been postponed for Plan Year 2020 as allowed by the Act.

Termination

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the UFP Industries, Inc. Employees’ Profit Sharing and 401(k) Plan are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of UFP Industries, Inc. common stock and other Plan assets.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Money Market Fund: Valued at quoted market prices in an exchange and active market, which represent the net asset value (NAV) of shares held by the Plan.  The money market fund seeks to maintain a $1.00 NAV.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: The fair value of participation units held in the Morley Stable Value Fund are based on net asset value, which is obtained on audited information reported by the issuer of the common collective trust at year-end, and is used as a practical expedient.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Morley Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Morley Stable Value Fund may waive this requirement at its discretion.

The UFP Industries Inc. Stock Fund (the Fund), formerly known as Universal Forest Products Stock Fund, is tracked on a unitized basis. At December 31, 2020, the Fund consists of common stock of UFP Industries, Inc. (Plan Sponsor) and funds that are held in the Wells Fargo Government Money Market Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Wells Fargo Government Money Market Fund held by the Fund.  At December 31, 2020 and 2019, 2,059,482 and 2,061,763 units, respectively, were outstanding with a value of $54.06 and $46.71 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and depreciation include the Plan’s gains and losses on investments bought or sold as well as held during the year.

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2020 and 2019 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $108,739,403 and $93,423,741, respectively.  This investment represents 25% and 27% of total investments at December 31, 2020 and 2019, respectively.  A significant decline in the market value of the Plan Sponsor’s stock would significantly affect the net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid via certain investment and transactional fees which are borne by the Plan and applied to applicable participant balances. These fees are disclosed in the annual Fee Disclosure Notice and on individual account statements sent to all Plan participants. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services. Certain administrative expenses not reflected in this report are paid directly by the Plan Sponsor.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

3.	Transfers and Mergers

As permitted by the Plan during 2020, funds totaling $881,993 were transferred from and $565,855 were transferred to the idX Corporation 401(k) Profit Sharing Plan (an affiliated plan), due to employee transfers.

As permitted by the Plan during 2019, funds totaling $4,407 and $4 were transferred from the idX Corporation 401(k) Profit Sharing Plan (an affiliated plan) and the Shawnlee Construction LLC 401(k) Plan (an affiliated plan), respectively, due to employee transfers.

Effective on December 31, 2020, the idX Corporation 401(k) Profit Sharing Plan merged with the Plan. As a result, all assets of the idX Corporation 401(k) Plan (an affiliated plan) were transferred into the Plan. The idX Corporation 401(k) Plan no longer exists as a separate plan. The Plan has recorded a receivable from another qualified plan of $30,446,257 in the Statement of Net Assets Available for Benefits as of December 31, 2020.

Effective on December 31, 2019, the Shawnlee Construction LLC 401(k) Plan merged with the Plan. As a result, all assets of the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) were transferred into the Plan. The Shawnlee Construction LLC 401(k) Plan no longer exists as a separate plan. The Plan has recorded a receivable from another qualified plan of $14,458,097 in the Statement of Net Assets Available for Benefits as of December 31, 2019.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2020 and 2019.

	Investment Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Company common stock	$108,739,403	$—	$—	$108,739,403
Money market funds	2,616,660	—	—	2,616,660
Mutual funds	276,275,321	—	—	276,275,321
Total assets in fair value hierarchy	387,631,384	—	—	387,631,384
Investments measured at net asset value*	—	—	—	44,798,989
Total investments at fair value	$387,631,384	$—	$—	$432,430,373

	Investment Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Company common stock	$93,423,741	$—	$—	$93,423,741
Money market funds	2,087,794	—	—	2,087,794
Mutual funds	214,565,776	—	—	214,565,776
Total assets in fair value hierarchy	310,077,311	—	—	310,077,311
Investments measured at net asset value*	—	—	—	35,424,762
Total investments at fair value	$310,077,311	$—	$—	$345,502,073

* The investments in common/collective trusts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

There have been no changes in the methodologies used at December 31, 2020 and 2019, and there have been no significant transfers in or out of Levels 1, 2 or 3.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated March 17, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

UFP Industries, Inc. Employees’ Profit Sharing and

401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #38-1465835 Plan #001

December 31, 2020

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	UFP Industries, Inc.	UFP Industries, Inc. Common Stock	$108,739,403

	Common collective trust funds:
	Principal Global Investors Trust Company	Morley Stable Value Fund	44,798,989

	Money market funds:
*	Wells Fargo	Government Money Market Fund	2,616,660

	Mutual funds:
	JP Morgan	Large Cap Growth Fund	40,409,747
	Fidelity	Midcap Index Fund	18,551,781
	Fidelity	Small Cap Index Fund	2,960,846
	Fidelity	International Stock Index Fund	2,290,230
	Fidelity	US Bond Index	3,697,713
	Fidelity	500 Index Fund	25,401,856
	Dodge & Cox	International Stock Fund	8,711,327
	Dodge & Cox	Income Fund	7,210,580
	Neuberger Berman	Genesis Fund	16,086,432
	American Mutual Fund	Growth and Income Fund	18,586,023
	Carillon Eagle	Midcap Growth Fund	3,602,170
	T. Rowe Price	Retirement 2060 Fund	1,827,895
		Retirement 2050 Fund	28,138,308
		Retirement 2040 Fund	30,453,736
		Retirement 2030 Fund	33,110,537
		Retirement 2020 Fund	28,125,312
		Retirement 2010 Fund	7,110,828
			276,275,321
			432,430,373

*	Participant loans	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 4.25% to 11.50%	13,130,797
			$445,561,170
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of BDO USA, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, UFP Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UFP Industries, Inc. Employee's Profit
Sharing and 401(k) Plan

Date:	June 9, 2021	/s/ Michael R. Cole
Michael R. Cole,
UFP Industries, Inc., Plan Administrator

Date:	June 9, 2021	/s/ Nancy A. DeGood
Nancy A. DeGood,
UFP Industries, Inc., Plan Administrator